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                              November 13, 2023

       Keith Goldan
       Chief Financial Officer
       Syndax Pharmaceuticals Inc
       35 Gatehouse Drive, Building D, Floor 3
       Waltham, Massachusetts 02451

                                                        Re: Syndax
Pharmaceuticals Inc
                                                            Form 10K for Fiscal
Year Ended December 31, 2022
                                                            File No. 001-37708

       Dear Keith Goldan:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10K for Fiscal Year Ended December 31, 2022

       Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Research and Development, page 62

   1. We note in your discussion of research and development expenses you attribute a portion of the increased
expenses to study activities related to your product candidates, axatilimab and revumenib. Please
revise your future filings to address the following regarding your research and
development expense:

                                                              Revise to
separately quantify the research and development costs tracked during each period presented
for each of your key research and development projects.
                                                              For all other
research and development expenses, provide other quantitative or qualitative
disclosure that provides more transparency as to the type of research and development
expenses incurred (i.e. quantify by nature or type of expense).
                                                              Separately
quantify the amount of cost reimbursements that are recorded during the period as a
reduction to research and development expense.
 Keith Goldan
Syndax Pharmaceuticals Inc
November 13, 2023
Page 2
                The total of costs broken out should reconcile to total research and development expense on the Statements of Operations.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 with any questions.



FirstName LastNameKeith Goldan                                Sincerely,
Comapany NameSyndax Pharmaceuticals Inc
                                                              Division of
Corporation Finance
November 13, 2023 Page 2                                      Office of Life
Sciences
FirstName LastName